Exhibit 99.1

noco-noco Inc to Appeal Nasdaq Delisting Determination

SINGAPORE, November 25, 2024 — noco-noco Inc. (“noco-noco” or the “Company”), a next-generation battery technology innovator, today announced that, on November 22, 2024 Singapore Time, it has received a determination letter from The Nasdaq Stock Market’s Hearings Panel (the “Panel”) notifying the Company of its decision to delist noco-noco’s securities due to non-compliance with Nasdaq’s continued listing requirements. The Panel determined that the Company’s securities will be suspended from trading on Nasdaq at the open of business on November 25, 2024.

The Company intends to appeal the Panel’s decision to the Nasdaq Listing and Hearing Review Council (the “Listing Council”) within the applicable 15-day appeal period. While the initiation of the appeal will not automatically stay the suspension, the Company is taking concrete measures to regain compliance with Nasdaq’s listing requirements.

Impact on Operations

The delisting notice will have no material impact on the Company’s operations, and noco-noco will continue to focus on driving performance growth and operational efficiency. The Company remains committed to creating value for shareholders and strengthening its position as a leader in next-generation energy storage technology.

About noco-noco:

noco-noco Inc. (Nasdaq NCNC) is a technology solutions provider in the energy transition sector working to accelerate the global transformation to a decarbonized economy. Building its business on X-SEPA™ — the revolutionary battery separator technology developed in Japan and designed for long-lasting and high heat-resistant performance— noco-noco addresses the need for clean, affordable, and sustainable energy storage solutions.

Read more about noco-noco:

https://noco-noco.com/

Safe Harbor Statement:

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When noco-noco Inc. (the “Company”) uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; and the international markets the Company serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.